Exhibit 1

November 3, 2022

The Bank of New York Mellon Trust Company, N.A.

Trustee for Pacific Coast Oil Trust

601 Travis, Floor 16

Houston, Texas 77002

Attn: Ms. Sarah Newell

Vice President

Dear Ms. Newell,

We reviewed your letter filed October 17, 2022 on Form 8-K, and we are disappointed that you continue to choose not to act in defense of Unitholders, to whom you owe a duty of loyalty, care, and good faith. While you note that you have relied on counsel in choosing not to file suit against PCEC, we believe you are relying on unsound legal advice. In addition to the issues and concerns noted in our October 11, 2022 letter, we believe that you are missing another fundamental issue: that PCEC is improperly trying to assess to the Trust asset retirement obligations (ARO) that rightly belong to PCEC.

The Conveyance Agreement Does Not Support PCEC’s Assessment

In court filings, PCEC’s counsel references the Conveyance Agreement as the basis for allowing the ARO assessment to the Trust. The portion they quote is:

[A]ll costs accrued for future plugging and abandonment of any well or facility on the Developed [or Remaining] Properties Subject Interests; provided that such amounts shall not be included as part of the Developed Properties Gross Deductions in subsequent Payment Periods. (Conveyance Agreement at 7, 22).

What PCEC ignores (and what Trustee’s counsel presumably overlooked) are the provisions regulating what costs and expenses can be deducted from distributions to Unitholders. Those provisions bar deductions relating to costs and expenses incurred before the Effective Time, which is April 1, 2012.

“Developed [or Remaining] Properties Gross Deductions” shall mean the following costs and expenses (and, where applicable, losses, liabilities and damages), to the extent that the same (x) are properly allocable to the Developed [or Remaining] Properties Subject Interests (and any related equipment or property used in connection therewith) and the production and marketing of Developed [or Remaining] Properties Subject Hydrocarbons therefrom and (y) have been incurred or accrued by Grantor, from and after the Effective Time, but that are not attributable to a production month that occurs prior to the Effective Time (excluding, in all instances, the Developed [or Remaining] Properties Excluded Deductions): (Conveyance Agreement at 5, 20)

The provision above states that deductions must be incurred or accrued by the Grantor after the Effective Time, but an ARO was incurred and accrued by the Grantor prior to the Effective Time. Further, the Conveyance Agreement states that the costs and expenses must not be attributable to a production month that occurred prior to April 1, 2012. Yet nearly all of the ARO does relate to months before the Effective Time, since it covers the lifetime production of the properties since ARO recognition.

The Offering Documents Do Not Support PCEC’s Assessment

The Offering documentsi clearly detail that PCEC had already accrued for the ARO in 2009 or earlier (see Note 7 PCEC-14, 15), and more importantly, that PCEC had excluded the ARO liability from the property being conveyed to the Trust:

Note 5. Pro Forma Adjustments

The Conveyed Interests are recorded at the historical cost of PCEC and are calculated as follows as of December 31, 2011 (in thousands):

Historical cost of Underlying Properties	$421,207
Less: Asset Retirement Obligations	(22,300)
Less: Accumulated depletion, depreciation and amortization of Underlying Properties	(93,846)
Net property value to be conveyed	305,061
Times 80% Net Profits Interest to Trust	$244,049

Since the ARO was incurred and accrued prior to the Effective Time, the $22.3 million initial present value is not a liability of the Trust, nor would any accretion of that liability be attributable to the Trust since April 1, 2012 as it is due to the passage of time. That accretion, assuming the 7% discount rate compounded that PCEC used, would result in PCEC being responsible for a roughly $45 million ARO currently, which would not be assessable to the Trust.

PCEC has argued that it was an oversight by the prior owners not to assess the ARO or its accretion. PCEC provided no evidence for this supposition, which is not surprising since the offering documents refute their position. The offering documents, which the prior owners of PCEC wrote, did not attribute any balance sheet liability for, nor any cost of, the existing ARO in historical proformas (p. 11) or in projections (p. 46) to the trust. In fact, the offering documents show the liability for the ARO remaining with PCEC (PCEC-30, p. 169 the proforma copied below reflects the ARO balance still with PCEC). For PCEC to try and allocate the liability to the trust nearly eight years later may well be a securities violation.

Pacific Coast Energy Company LP and

Subsidiaries Unaudited Pro Forma

Balance Sheet

	December 31, 2011
In thousands	Historical	Adjustments		Pro Forma
ASSETS
Current assets:
Cash	$1,380	$1,620	(a)	$3,000
Accounts receivable, net	13,428	—		13,428
Derivative instruments	1,482	—		1,482
Prepaid expenses	115	—		115
Total current assets	16,405	1,620		18,025
Equity investment	35,067	—		35,067
Property, plant and equipment
Oil and gas properties	421,207	(153,016	)(b)	268,191
Non-oil and gas assets	9,149	—		9,149
	430,356	(153,016)		277,340
Accumulated depletion and depreciation	(94,241)	35,998	(b)	(58,243)
Net property, plant and equipment	336,115	(117,018)		219,097
Other long-term assets
Derivative instruments	409	—		409
Other long-term assets	4,682	—		4,682
Total assets	$392,678	$(115,398)		$277,280
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$7,628	$—		$7,628
Derivative instruments	866	—		866
Short-term debt	74,000	(74,000	)(a)	—
Related party payables	3,159	—		3,159
Revenue and royalties payable	3,970	—		3,970
Other current liabilities	744	—		744
Total current liabilities	90,367	(74,000)		16,367
Long-term debt	30,000	(30,000	)(a)	–
Asset retirement obligation	22,300	—		22,300
Derivative instruments	3,059	—		3,059
Other long-term liabilities	899	—		899
Total liabilities	146,625	(104,000)		42,625
Equity:
Partners’ equity	246,053	223,107	(c)	234,655
		(234,505	)(a)
Total equity	246,053	(11,398)		234,655
Total liabilities and equity	$392,678	$(115,398)		$277,280

The accompanying notes are an integral part of these unaudited pro forma financial statements.

PCEC F-30

i https://royt.q4web.com/trust-overview/default.aspx ROYT - Final Prospectus. We believe GAAP required recognition of ARO in 2003.

The prior owners of PCEC, who created the trust, were the same group that owned BreitBurn, a clearly sophisticated oil and gas operator. We believe the offering documents and Conveyance Agreement that they themselves wrote accurately reflected their intent regarding the ARO. We contend that it is the new owners of PCEC who are trying to reinterpret both documents in a way contrary to what the original parties understood.

As trustee, you are responsible to represent Unitholders. Despite the obvious facts of the case, you have chosen to side with PCEC against Unitholders, we therefore intend to proceed with calling a Special Meeting to have you removed as Trustee.

Sincerely,

Tim Eriksen

Managing Member

Cedar Creek Partners LLC

tim@eriksencapital.com

Carson Mitchell

Managing Member

Shipyard Capital Management LLC

carson@shipyardcapital.com